Exhibit 99.2

September 3, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by 51Talk Online Education Group in its Form 6-K dated September 3, 2025. We agree with the statements concerning our Firm in such Form 6-K; we are not in a position to agree or disagree with other statements of 51Talk Online Education Group contained therein.

Very truly yours,

/s/ Marcum Asia CPAs llp

Marcum Asia CPAs llp